Exhibit 99.2

Condensed interim Consolidated financial statements of
(Unaudited)

Acasti pharma inc.

Three-month and nine-month periods ended December 31, 2019 and 2018

Acasti pharma INC.

Interim Consolidated Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2019 and 2018

Consolidated financial statements
Interim Consolidated Statements of Financial Position	1
Interim Consolidated Statements of Earnings and Comprehensive Loss	2
Interim Consolidated Statements of Changes in Equity	3
Interim Consolidated Statements of Cash Flows	5
Notes to Interim Consolidated financial statements	6

Notice:
These interim consolidated financial statements have not been reviewed by the Corporation’s auditors.

Acasti pharma INC.

Interim Consolidated Statements of Financial Position

(Unaudited)

As at December 31, 2019 and March 31, 2019

		December 31, 2019	March 31, 2019
(thousands of Canadian dollars)	Notes	$	$
Assets

Current assets:
Cash and cash equivalents		25,678	22,521
Marketable securities	4	26	11,865
Receivables		1,556	1,586
Other Assets	5	181	65
Deferred financing costs		261	179
Prepaid expenses		1,908	1,115
Total current assets		29,610	37,331

Marketable securities	4	-	27
Other Assets	5	427	557
Equipment		2,841	2,813
Intangible assets		6,001	7,743
Total assets		38,879	48,471

Liabilities and Equity

Current liabilities:
Trade and other payables		12,343	16,429
Unsecured convertible debentures		1,958	1,817
Total current liabilities		14,301	18,246
Derivative warrant liabilities	7,8 (e)	30,758	16,263
Total liabilities		45,059	34,509
Equity:
Share capital		163,218	129,318
Other equity		265	309
Contributed surplus		10,109	8,280
Deficit		(179,772)	(123,945)
Total (deficit) equity		(6,180)	13,962

Commitments and contingencies	14

Total liabilities and equity		38,879	48,471

See accompanying notes to unaudited interim consolidated financial statements.

1

Acasti pharma INC.

Interim Consolidated Statements of Earnings and Comprehensive Loss

(Unaudited)

Three-month and nine-month periods ended December 31, 2019 and 2018

		Three-month periods ended		Nine-month periods ended
		December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
(thousands of Canadian dollars, except per share data)	Notes	$	$	$	$

Research and development expenses, net of government assistance	9	(5,068)	(9,556)	(18,533)	(27,571)
General and administrative expenses		(1,937)	(994)	(5,801)	(3,176)
Sales and marketing expenses		(850)	(160)	(2,806)	(324)
Loss from operating activities		(7,855)	(10,710)	(27,140)	(31,071)

Financial expenses, net	10	(7,873)	6,100	(28,687)	(3,689)

Net loss and total comprehensive loss		(15,728)	(4,610)	(55,827)	(34,760)
Basic and diluted loss per share		(0.18)	(0.07)	(0.67)	(0.75)
Weighted average number of shares outstanding		86,676,312	70,824,829	82,817,283	46,488,330

See accompanying notes to unaudited interim consolidated financial statements

2

Acasti pharma INC.

Interim Consolidated Statements of Changes in Equity

(Unaudited)

Three-month and nine-month periods ended December 31, 2019 and 2018

		Share capital		Other	Contributed
	Notes	Number	Dollar	Equity	surplus	Deficit	Total
(thousands of Canadian dollars except for share data)			$	$	$	$	$

Balance, September 30, 2019		85,188,095	152,432	309	9,633	(164,044)	(1,670)

Net loss and total comprehensive
loss for the period			-	-	-	(15,728)	(15,728)
		85,188,095	152,432	309	9,633	(179,772)	(17,398)
Transactions with owners,
recorded directly in equity-
Contributions by and
distributions to equity holders
Net proceeds from shares issued under the at-the-market (ATM) program	8 (d)	2,914,356	7,971	-	-	-	7,971
Shares issued upon warrants exercised	8 (e)	922,908	2,742	(44)	(103)	-	2,595
Share-based payment transactions	11	32,460	73	-	579	-	652
Total contributions by and distributions to equity holders		3,869,724	10,786	(44)	476	-	11,218
Balance at December 31, 2019		89,057,819	163,218	265	10,109	(179,772)	(6,180)

		Share capital		Other	Contributed
	Notes	Number	Dollar	Equity	surplus	Deficit	Total
(thousands of Canadian dollars except for share data)			$	$	$	$	$

Balance, March 31, 2019		78,132,734	129,318	309	8,280	(123,945)	13,962

Net loss and total comprehensive
loss for the period			-	-	-	(55,827)	(55,827)
		78,132,734	129,318	309	8,280	(179,772)	(41,865)
Transactions with owners,
recorded directly in equity-
Contributions by and
distributions to equity holders
Net proceeds from shares issued under the at-the-market (ATM) program	8 (d)	2,914,356	7,971	-	-	-	7,971
Shares issued as settlement	8 (c)	900,000	990	-	-	-	990
Shares issued upon warrants exercised	8 (e)	7,056,103	24,837	(44)	(361)	-	24,432
Share-based payment transactions	11	54,626	102	-	2,190	-	2,292
Total contributions by and distributions to equity holders		10,925,085	33,900	(44)	1,829	-	35,685
Balance at December 31, 2019		89,057,819	163,218	265	10,109	(179,772)	(6,180)

3

Acasti pharma INC.

Interim Consolidated Statements of Changes in Equity

(Unaudited)

Three-month and nine-month periods ended December 31, 2019 and 2018

		Share capital		Other	Contributed
	Notes	Number	Dollar	Equity	surplus	Deficit	Total
(thousands of Canadian dollars except for share data)			$	$	$	$	$

Balance, September 30, 2018		36,679,870	79,580	309	7,816	(102,529)	(14,824)

Net loss and total comprehensive
loss for the period		-	-	-	-	(4,610)	(4,610)
		36,679,870	79,580	309	7,816	(107,139)	(19,434)
Transactions with owners,
recorded directly in equity
Contributions by and
distributions to equity holders
Public offering		40,652,500	47,949	-	-	-	47,949
Warrant exercised		772,474	1,733	-	-	-	1,733
Share-based payment	11	-	-	-	336	-	336
Issuance of shares for payment of
interest on convertible debentures		23,723	40	-	-	-	40
Total contributions by and distributions to equity holders		41,448,697	49,722	-	336	-	50,058
Balance at December 31, 2018		78,128,567	129,302	309	8,152	(107,139)	30,624

		Share capital		Other	Contributed
	Notes	Number	Dollar	Equity	surplus	Deficit	Total
(thousands of Canadian dollars except for share data)			$	$	$	$	$
Balance, March 31, 2018		25,638,215	73,338	309	6,956	(72,379)	8,224

Net loss and total comprehensive
loss for the period		-	-	-	-	(34,760)	(34,760)
		25,638,215	73,338	309	6,956	(107,139)	(26,536)
Transactions with owners,
recorded directly in equity
Contributions by and
distributions to equity holders
Public offering	8 (a,b)	51,612,000	54,111	-	283	-	54,394
Warrants exercised	8 (e)	772,474	1,733	-	-	-	1,733
Share-based payment transactions	11	-	-	-	913	-	913
Issuance of shares for payment of
interest on convertible debentures	8 (b)	105,878	120	-	-	-	120
Total contributions by and distributions to equity holders		52,490,352	55,964	-	1,196	-	57,160
Balance at December 31, 2018		78,128,567	129,302	309	8,152	(107,139)	30,624

See accompanying notes to unaudited interim consolidated financial statements.

4

Acasti pharma INC.

Interim Consolidated Statements of Cash Flows

(Unaudited)

Three-month and nine-month periods ended December 31, 2019 and 2018

		Three-month periods ended		Nine-month periods ended
		December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
(thousands of Canadian dollars)	Notes	$	$	$	$

Cash flows used in operating activities:
Net loss for the period		(15,728)	(4,610)	(55,827)	(34,760)
Adjustments:
Amortization of intangible assets		581	581	1,742	1,742
Depreciation of equipment		145	142	357	354
Stock-based compensation	11	609	336	2,232	913
Financial expenses	10	7,873	(6,100)	28,687	3,689
Realized foreign exchange gain		1	(288)	58	(238)
		(6,519)	(9,939)	(22,751)	(28,300)
Changes in non-cash operating items	12	(2,678)	(27)	(3,927)	6,154
Net cash used in operating activities		(9,197)	(9,966)	(26,678)	(22,146)

Cash flows from (used in) investing activities:
Interest received		62	84	365	164
Acquisition of equipment		(330)	(184)	(385)	(728)
Acquisition of marketable securities		-	(16,720)	(2,701)	(16,720)
Maturity of marketable securities		-	-	14,567	-
Net cash provided by (used in) investing activities		(268)	(16,820)	11,846	(17,284)

Cash flows used in financing activities:
Gross proceeds from public offering	8 (a)	-	52,351		63,858
Payment of public offering transaction costs			(4,327)		(5,521)
Proceeds from exercise of warrants	8 (e)	1,468	1,011	10,192	1,011
Proceeds from exercise of stock options		43	-	60	-
Net proceeds from shares issued under the at-the-market (ATM) program	8 (d)	7,971	-	7,971	-
Interest paid		(30)	(1)	(111)	(3)
Net cash provided by (used in) financing activities		9,452	49,034	18,112	59,345

Foreign exchange (loss) gain on cash and cash equivalents held in foreign currencies		(121)	676	(123)	755
Net (decrease) increase in cash and cash equivalents		(134)	22,924	3,157	20,670
Cash and cash equivalents, beginning of period		25,812	5,969	22,521	8,223
Cash and cash equivalents, end of period		25,678	28,893	25,678	28,893

Cash and cash equivalents is comprised of:
Cash		8,930	3,371	8,930	3,371
Cash equivalents		16,748	25,522	16,748	25,522

See accompanying notes to unaudited interim consolidated financial statements.

5

Acasti pharma INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2019 and 2018

1.	Reporting entity:

Acasti Pharma Inc. (Acasti or the Corporation) is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec). The Corporation is domiciled in Canada and its registered office is located at 545, Promenade du Centropolis, Laval, Québec, H7T 0A3. In December 2019, Acasti incorporated a new wholly owned subsidiary named Acasti Innovation AG (“AIAG”) under the laws of Switzerland for the purpose of future development of the Corporation’s intellectual property.

The Corporation is subject to a number of risks associated with its ongoing priorities, including the conduct of its clinical program and its results, the establishment of strategic alliances and the development of new pharmaceutical products and their marketing. The Corporation’s current product in development requires approval from the U.S Food and Drug Administration and equivalent regulatory organizations in other countries before their sale can be authorized. Certain risks have been reduced for the longer term with the outcome of the Corporation’s actions, including the scale up of manufacturing of CaPre to 20 tons to support commercial launch, expansion of market development activities, and its intellectual property strategy execution with filed patent applications in more than 20 jurisdictions, with 20 issued patents and with numerous additional patent applications pending.

The Corporation has incurred significant operating losses and negative cash flows from operations since inception. To date, the Corporation has financed its operations through the public offering and private placement of Common Shares, units consisting of Common Shares and warrants and convertible debt, the proceeds from research grants and research tax credits, and the exercises of warrants, rights and options. To achieve the objectives of its business plan, Acasti plans to raise the necessary funds through additional securities offerings and the establishment of strategic alliances as well as additional research grants and research tax credits. The ability of the Corporation to complete the needed financing and ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.

2.	Basis of preparation:

(a)	Statement of compliance:

These interim consolidated financial statements include the financial statements of Acasti Pharma Inc. and its wholly owned subsidiary Acasti Innovation AG, a corporation constituted in Switzerland, on December 18, 2019. These consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and on a basis consistent with those accounting policies followed by the Corporation and disclosed in note 3 of its most recent audited annual non-consolidated financial statements, except for the adoption of IFRS 16 “Leases” (See note 3) and IFRS 10 “Consolidation”. Certain information, in particular the accompanying notes, normally included in the annual consolidated financial statements prepared in accordance with IFRS have been omitted or condensed. Accordingly, the condensed interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements, and therefore, should be read in conjunction with the audited non-consolidated financial statements and the notes thereto for the year ended March 31, 2019.

Intercompany balances and transactions are eliminated on consolidation.

The consolidated financial statements were authorized for issue by the Board of Directors on February 14, 2020.

6

Acasti pharma INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2019 and 2018

2.	Basis of preparation (continued):
(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for:

•	Stock-based compensation, which is measured pursuant to IFRS 2, Share-based payments (note 11); and,
•	Derivative warrant liabilities measured at fair value on a recurring basis (note 7).
(c)	Going concern uncertainty:

The Corporation has incurred operating losses and negative cash flows from operations since inception. The Corporation’s current assets of $29.6 million as at December 31, 2019 include cash and cash equivalents and marketable securities totaling $25.7 million. The Corporation’s current liabilities total $14.3 million at December 31, 2019 and are comprised primarily of amounts due to or accrued for creditors. Management projects that additional funds will be needed in the future, for activities necessary to prepare for commercial launch, including the scale up of our manufacturing operations, the completion of the potential regulatory (NDA) submission package (assuming positive Phase 3 clinical results), and the expansion of business development and US commercial launch activities. The Corporation is working towards development of strategic partner relationships, as well as actively seeking additional non-dilutive funds in the near future, but there can be no assurance as to when or whether Acasti will complete any strategic collaborations or non-dilutive financings. Consequently, the Corporation may need to raise additional equity capital in the future to fund these activities. In particular, raising additional capital is subject to market conditions not within the Corporation’s control. If the Corporation does not raise additional funds or find one or more strategic partners, it may not be able to realize its assets and discharge its liabilities in the normal course of business. As a result, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business.

The consolidated financial statements have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These consolidated financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported expenses that may be necessary if the going concern basis was not appropriate for these consolidated financial statements. If the Corporation was unable to continue as a going concern, material write-downs to the carrying values of the Corporation’s assets, including the intangible asset, could be required.

(d)	Functional and presentation currency:

These consolidated financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

(e)	Use of estimates and judgments:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•	The use of the going concern basis of preparation of the consolidated financial statements. At the end of each reporting period, management assesses the basis of preparation of the consolidated financial statements (Note 2(c)).

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Measurement of derivative warrant liabilities (note 7) and stock-based compensation (note 11).

7

Acasti pharma INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2019 and 2018

2.	Basis of preparation (continued):
(e)	Use of estimates and judgments (continued):

Also, management uses judgment to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

3.	Significant accounting policies:

The accounting policies and basis of measurement applied in these interim consolidated financial statements are the same as those applied by the Corporation in its non-consolidated financial statements for the year ended March 31, 2019 except they include the new standards, and amendments to standards, which are effective for the period beginning on April 1, 2019 and have been adopted by the Corporation.

Adoption of new accounting standards:

(i)	Leases – IFRS 16

IFRS 16 replaces IAS 17, Leases (“IAS 17”). IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless an entity elects to exclude leases with a term of less than 12 months, or the underlying asset has a low value.

Effective April 1, 2019, the Corporation adopted IFRS 16 “Leases” using the modified retrospective transition method. The Corporation has elected to apply the exemption for short term leases and for when the underlying asset is a low value lease. As at December 31, 2019, the Corporation only had leases that met the exemptions elected, as a result the implementation of the standard had no impact on its balance sheet on transition.

4.	Marketable Securities

As at December 31, 2019, and March 31, 2019, the Corporation had various marketable securities with maturities greater than 90 days at the time of purchase as follows:

	December 31, 2019	March 31, 2019
	$	$

Term deposit issued in US currency [US $2,000], earning interest at 2.50% and maturing on April 8, 2019	26	2,667
Term deposit issued in US currency [US $20], earning interest at 2.43% and maturing on March 12, 2020	-	27
Treasury bills issued in CAD currency earning interest at rates ranging from 1.83% to 1.90% and maturing on various dates from April 2, 2019 to July 25, 2019	-	9,198
Total Marketable securities	26	11,892

Current marketable securities	26	11,865
Marketable securities	—	27

8

Acasti pharma INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2019 and 2018

5.	Other Assets:

The Corporation owns a reserve of raw krill oil in which amounts are expensed as it is being used. The following table summarizes information regarding activities of amounts of raw krill oil used in the R&D production processes and for NKPL66 manufacturing for the nine-month periods ended (note 13):

	December 31, 2019	December 31, 2018
	$	$
Balance – beginning of period	622	659
Purchased during period	210	53
Used during the period	(224)	(93)
Balance – end of period	608	619
Current other asset	181	26
Other asset	427	593

6.	Related parties:

Key management personnel compensation:

The key management personnel are the officers of the Corporation and the members of the Board of Directors of the Corporation. They control in the aggregate less than 1% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the three-month and nine-month periods ended December 31, 2019 and 2018:

	Three-month periods ended		Nine-month periods ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
	$	$	$	$

Compensation	432	405	1,288	1,239
Share-based compensation costs	509	340	1,972	820
	941	745	3,260	2,059
7.	Derivative warrant liabilities:

The warrants issued as part of the public offering of units composed of class A shares (Common Shares) and Common Shares purchase warrants on both May 9, 2018 and May 14, 2018 (see note 8) are derivative liabilities (“Derivative warrant liabilities”) given the warrant indenture contains certain contingent provisions that allow for cash settlement.

The warrants issued as part of a public offering of units composed of class A shares (Common Shares) and Common Shares purchase warrants on both December 27, 2017 and December 3, 2013 are derivative liabilities (“Derivative warrant liabilities”) given the currency of the exercise price is different from the Corporation’s functional currency.

9

Acasti pharma INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2019 and 2018

The derivative warrant liabilities are measured at fair value at every reporting period and the reconciliation of changes in fair value for the nine-month periods ended December 31, 2019 and 2018 is presented in the following table:

	Warrant liabilities issued May 2018		Warrant liabilities issued December 27, 2017		Warrant liabilities issued December 3, 2013[1]
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
	$	$	$	$	$	$
Balance – beginning of period	8,246	-	8,016	6,405	-	21
Issued during period	-	4,272	-	-	-	-
Exercised	(7,974)	(722)	(6,264)	-	-	-
Change in fair value	15,133	3,401	13,601	59	-	(21)
Balance – end of period	15,405	6,951	15,353	6,464	-	-

Fair value per warrant issuable	2.34	0.68	2.17	0.66	-	-

(1)	In order to obtain one Common Share, 10 warrants must be exercised. All unexercised warrants expired on December 3, 2018.

The fair value of the derivative warrant liabilities was estimated using the Black-Scholes option pricing model and based on the following assumptions:

	Warrant liabilities issued May 2018		Warrant liabilities issued December 27, 2017
	December 31, 2019	March 31, 2019	December 31, 2019	March 31, 2019
Exercise price	$1.31	$1.31	US $1.26	US $1.26
Share price	$3.20	$1.35	US $2.45	US $1.02
Risk-free interest	1.68%	1.52%	1.69%	2.23%
Estimated life	3.36 years	4.11 years	3 years	3.75 years
Expected volatility	97.55%	94.58%	98.77%	107.57%

8.	Capital and other components of equity:
(a)	Public Offering – May 2018:

On May 9, 2018 the Corporation closed a public offering issuing 9,530,000 units of Acasti (“Units”) at a price of $1.05 per Unit for gross proceeds of $10 million. The units issued consist of 9,530,000 Class A shares (Common Shares) and 9,530,000 warrants. Each Warrant entitles the holder thereof to acquire one Common Share of the Corporation at an exercise price of $1.31 at any time until May 9, 2023.

On May 14, 2018, the underwriters exercised their over-allotment option by purchasing an additional 1,429,500 units at a price of $1.05 per unit, for additional gross proceeds of $1.5 million. The units issued consist of 1,429,500 Common Shares and 1,429,500 warrants. Each Warrant entitles the holder thereof to acquire one Common Share of the Corporation at an exercise price of $1.31 at any time until May 9, 2023.

The Warrant component of these Units are derivative liabilities (“Derivative Warrant Liabilities”) for accounting purposes due to the contingent provisions of cash settlement not based on market values. The proceeds of the offering are required to be split between the Derivative Warrant Liabilities and the equity-classified Class A share at the time of issuance of the Units. The fair value of each Derivative Warrant Liabilities at the time of issuance was determined to be $4.3 million and the residual of the proceeds were allocated to the Class A shares. Issue costs related to this transaction totaled approximately $1.8 million. The issue costs have been allocated between the Warrants and Class A shares based on relative value. A portion of $0.7 million allocated to the Warrants is recognized in finance costs in the Statements of Earnings and Comprehensive Loss, whereas the remaining portion of $1.1 million allocated to Class A shares was recognized as a reduction to share capital, in the Statements of Financial Position.

10

Acasti pharma INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2019 and 2018

8.	Capital and other components of equity (continued):

The fair value of the public offering warrants at issuance was estimated according to the Black-Scholes option pricing model and based on the following weighted average assumptions:

May 2018
Exercise price	$1.31
Share price	$0.82
Risk-free interest	2.21%
Estimated life	5 years
Expected volatility	87.40%

The weighted average fair value of the public offering warrants issued in May 2018 was determined to be $0.39 per warrant. Changes in the fair value of the Warrants are recognized in financial expenses.

As part of the transaction, the Corporation also issued broker warrants to purchase up to 547,975 Common Shares. Each Broker Warrant entitles the holder thereof to acquire one Common Share of the Corporation at an exercise price of $1.05, at any time until May 9, 2023. The broker warrants are considered for compensation to non-employees under IFRS 2, as stock-based compensation, and are accounted for at fair value at issuance date and not subsequently revalued. To determine the fair value of the Broker Warrants, the Black-Scholes pricing model was used based on the following assumptions:

May 2018
Exercise price	$1.05
Share price	$0.81
Risk-free interest	2.20%
Estimated life	5 years
Expected volatility	87.40%

The total value associated with the Broker Warrants amounted to $283 and was recorded in contributed surplus.

11

Acasti pharma INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2019 and 2018

8.	Capital and other components of equity (continued):

(b)	Issuance of shares:

During the nine-month period ended December 31, 2018, the Corporation issued and 105,878 shares to settle the payment of accrued interest on the unsecured convertible debentures, with the corresponding amount recorded to share capital.

(c)	Shares issued as settlement:

On May 10, 2019, the Corporation announced the settlement regarding legal claims made by its former chief executive (“CEO”) officer with respect to the termination of his employment. Pursuant to the settlement agreement, the Corporation agreed to issue 900,000 common shares at $1.10 per share to the former CEO. In addition, the Corporation agreed to reimburse the former CEO for legal fees of $64. Furthermore, pursuant to the settlement agreement, the Corporation received a full and final release from the former CEO on all procedures in connection with the termination of his employment. This settlement was accrued as a short-term liability as at March 31, 2019 and the expense of $1,054 was included as part of General and administrative expenses. During May 2019, the shares were issued and the liability of $990 reclassified as Equity.

(d)	Shares sold through the at-the-market program (ATM)

During the quarter ended December 31, 2019, the Corporation sold a total of 2,914,356 shares through at-the-market (ATM) program over the NASDAQ stock market, for net proceeds of approximately $8.0 million (net of commissions paid for approximately $362). The shares were sold at the prevailing market prices which resulted in an average of approximately US$2.15 per share. In addition, a total of $28 of expenses originally recorded as deferred financing costs were reclassified to equity.

(e)	Warrants:

The warrants of the Corporation are composed of the following as at December 31, 2019 and March 31, 2019:

	December 31, 2019		March 31, 2019
	Number outstanding	Amount	Number outstanding	Amount
		$		$

Liability

May 2018 over-allotment
Warrants 2018 (i)	6,593,570	15,405	10,188,100	8,246
Series December 2017 US Public offering
Warrants 2017 (ii)	7,072,962	15,353	9,801,861	8,017
	13,666,532	30,758	19,989,961	16,263
Equity

Public offering warrants
Public offering Broker warrants May 2018(iii)	222,976	115	547,975	283
Series December 2017 US Broker warrants (iv)	259,121	213	495,050	406
Public offering warrants February 2017 (v)	1,723,934	—	1,904,034	—

Private Placement – contingent warrants
2017 Unsecured convertible debenture conversion option and contingent warrants (vi)	902,630	265	1,052,630	309
	3,108,661	593	3,999,689	998

12

Acasti pharma INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2019 and 2018

(i)	Warrant to acquire one Common Share of the Corporation at an exercise price of $1.31, expiring on May 9, 2023.
(ii)	Warrant to acquire one Common Share of the Corporation at an exercise price of US$1.26, expiring on December 27, 2022.
(iii)	Warrant to acquire one Common Share of the Corporation at an exercise price of $1.05, expiring on May 9, 2023.
(iv)	Warrant to acquire one Common Share of the Corporation at an exercise price of US$1.2625, expiring on December 27, 2022.
(v)	Warrant to acquire one Common Share of the Corporation at an exercise price of $2.15, expiring on February 21, 2022.
(vi)	Warrant to acquire one Common Share of the Corporation at an exercise price of $1.90 expiring on February 21, 2020, net of deferred tax expense of $1.29.

13

Acasti pharma INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2019 and 2018

Capital and other components of equity (continued):

Warrants exercise:

During the three-month and nine-month periods ending December 31, 2019, the following warrants were exercised with the resulting cash proceeds.

	Three-month periods ended		Nine-month periods ended
	December 31, 2019		December 31, 2019
	Number exercised	Proceeds	Number exercised	Proceeds
		$		$
May 2018 over-allotment Warrants 2018	75,000	98	3,594,350	4,709
Series December 2017 US Public offering Warrants 2017	403,808	673	2,676,611	4,470
Public offering warrants February 2017	94,100	202	180,100	387
Public offering Broker warrants May 2018	200,000	210	325,000	341
Contingent warrants private placement 2017	150,000	285	150,000	285
	922,908	1,468	6,926,061	10,192

In addition, 235,929, broker warrants and 52,288 derivative warrants offered as part of the December 2017 U.S. public offering were exercised in a cashless manner to acquire 136,013 Common Shares of the Corporation.

During the three-month and nine-month periods ended December 31, 2018, 771,400 warrants offered as part of the May 2018 public offering were exercised at an exercise price of $1.31 per Common Share of the Corporation, resulting in $1.0 million of cash proceeds. In addition, 4,455 warrants offered as part of the December 2017 U.S. public offering were exercised in a cashless manner to acquire 1,074 Common Shares of the Corporation.  A total of 772,474 Common Shares were issued as a result of 775,855 warrants being exercised.

9.	Government assistance:

Government assistance is comprised of research and development investment tax credits receivable from the provincial government, which relate to qualifiable research and development expenditures under the applicable programs and tax laws. The amounts recorded as receivables are subject to a government approval of the expenses incurred and they may also be subject to a tax audit; therefore, the final amounts received may differ from those claimed and recorded.

For the nine-month periods ended December 31, 2019 and December 31, 2018, the Corporation recorded $100 and $295, respectively, as a reduction of research and development expenses in the Interim Consolidated Statement of Earnings and Comprehensive Loss, in connection with research and development investment tax credits.

In September 2019, the Corporation was awarded up to $750,000 in non-dilutive and non-repayable funding from the National Research Council of Canada Industrial Research Assistance Program (NRC IRAP) to apply towards eligible research and development disbursements of the Corporation’s unique commercial production platform for CaPre. As at December 31, 2019 the Corporation has claimed $158 in connection with this program, which has been recorded as a reduction of research and development expenses in the Interim Consolidated Statement of Earnings and Comprehensive Loss.

14

Acasti pharma INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2019 and 2018

10.	Financial expenses, net:

	Three-month periods ended		Nine-month periods ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
	$	$	$	$

Interest Income	62	203	365	281
Foreign exchange gain (loss)	(118)	269	(66)	398
Interest payable on convertible debenture	(30)	(40)	(111)	(120)
Accretion of interest on convertible debenture	(39)	(52)	(141)	(155)
Transaction costs related to derivative warrant	-	-	-	(653)
Change in fair value of warrant liabilities	(7,748)	5,719	(28,734)	(3,439)
Other charges	-	1	-	(1)

Financial expenses, net	(7,873)	6,100	(28,687)	(3,689)

11.	Share-based payment:

At December 31, 2019 the Corporation has in place a stock option plan for directors, officers, employees and consultants of the Corporation (“Stock Option Plan”). The terms and conditions for acquiring and exercising options are set by the Corporation’s Board of Directors, subject among others, to the following limitations: the term of the options cannot exceed ten years and (i) all options granted to a director will be vested evenly on a quarterly basis over a period of at least eighteen (18) months, and (ii) all options granted to an employee will be vested evenly on a quarterly basis over a period of at least thirty-six (36) months.

The total number of shares issued to any one consultant within any twelve-month period cannot exceed 2% of the Corporation’s total issued and outstanding shares (on a non-diluted basis). The Corporation is not authorized to grant within any twelve-month period such number of options under the stock option plan that could result in a number of Common Shares issuable pursuant to options granted to (a) related persons exceeding 2% of the Corporation’s issued and outstanding Common Shares (on a non-diluted basis) on the date an option is granted, or (b) any one eligible person in a twelve-month period exceeding 2% of the Corporation’s issued and outstanding Common Shares (on a non-diluted basis) on the date an option is granted.

The following table summarizes information about activities within the stock option plan for the nine-month periods ended:

	December 31, 2019		December 31, 2018
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	$		$
Outstanding at beginning of period	1.25	4,046,677	1.81	2,284,388
Granted	1.39	2,304,517	0.77	2,173,523
Exercised	1.11	(54,625)	-	-
Forfeited	1.04	(11,917)	2.05	(207,900)
Expired	6.50	(7,500)	-	-
Outstanding at end of period	1.30	6,277,152	1.27	4,250,011

Exercisable at end of period	1.39	2,917,543	1.67	1,283,266

15

Acasti pharma INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2019 and 2018

11.	Share-based payment (continued):

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the nine-month periods ended:

	December 31, 2019	December 31, 2018

Exercise price	$1.39	$0.77
Share price	$2.02	$0.73
Dividend	-	-
Risk-free interest	1.60%	2.10%
Estimated life	5.78 years	5.78 years
Expected volatility	89.70%	85.35%

At the grant date (which for some options occurs after issuance date upon shareholder approval of the options), the weighted average fair value of the options granted to employees and directors during the nine-month period ended December 31, 2019 was $1.58. No options were granted to consultants. For the nine-month periods ended December 31, 2019, and December 31, 2018, the Corporation recognized stock-based compensation expense in the amount of $2,232 and $913, respectively. For the three-month periods ended December 31, 2019, and December 31, 2018, the Corporation recognized stock-based compensation expense in the amount of $609 and $336, respectively.

Share-based payment transactions: The fair value of share-based payment transaction is measured using the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility), weighted average expected life of the instruments (based on historical experience and general option holder behaviour unless no entity-specific information exists in which case the average of the vesting and contractual periods is used), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

16

Acasti pharma INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2019 and 2018

12.	Supplemental cash flow disclosure:
(a)	Changes in non-cash operating items:
	Three-month periods ended		Nine-month periods ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
	$	$	$	$
Receivables	(284)	(710)	30	(1,123)
Prepaid expenses	(1,539)	7	(793)	219
Other Assets	14	(1)	14	40
Deferred financing costs	(37)	-	(82)
Trade and other payables	(832)	677	(3,096)	7,018
	(2,678)	(27)	(3,927)	6,154
(b)	Non-cash transactions:
	Three-month periods ended		Nine-month periods ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
	$	$	$	$
Equity settled share-based payment included in equity	-	40		120
Equipment included in trade and other payables	12	28	12	28
Shares issued as settlement	-	-	900	-
Fair value of derivative warrants liability reclassified to Equity	1,127	-	14,240	-
Interest payable included in trade and other payables	40	40	40	40
13.	Cumulative tax losses

As at March 31, 2019, the Corporation had cumulative tax losses for a total amount of $89 million, with expiry dates up to 2039.

14.	Commitments and contingencies:

Research and development contracts and contract research organizations agreements:

The Corporation utilizes contract manufacturing organizations related to the development and production of clinical material and clinical research organizations to perform services related to the Corporation’s clinical trials. Pursuant to these agreements with manufacturing and contract research organizations, the Corporation has the right to terminate the agreements either without penalties or under certain penalty conditions.

Lease contract

During Fiscal 2018, the Corporation entered into a lease agreement, for its research and development and quality control laboratory facility located in Sherbrooke, Québec, resulting in a commitment of $19 over the remaining six months of the lease term.

RKO supply agreement

On October 25, 2019, the Corporation signed a supply agreement with Aker Biomarine Antartic AS (AKER), to purchase raw krill oil product (RKO) for a committed volume of commercial starting material for CaPre for a total value of USD $3.1 million. The delivery of the product has been established following a calendar year basis; it is expected to be completed in the first half of FY2021. As at December 31, 2019, the remaining balance of the commitment with AKER amounts to USD $2.9 million (note 5).

17

Acasti pharma INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2019 and 2018

15.	Determination of fair values:

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Financial assets and liabilities:

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.
•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments. The fair value of the liability component of the convertible debenture is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of this liability at December 31, 2019 approximates the carrying amount and was measured using level 3 inputs.

Derivative warrant liabilities:

The Corporation measured its derivative warrant liabilities at fair value on a recurring basis. These financial liabilities were measured using a level 3 input.

As at December 31, 2019 the effect of an increase or a decrease of 5% of the volatility used, which is the significant unobservable input in the fair value estimate, would result in a loss of $(562) or a gain of $577, respectively.

As at December 31, 2019 the effect of a 5% strengthening of the US dollar, would result in a loss of $768. An assumed 5% weakening of the foreign currency would have an equal but opposite effect on the basis that all other variables remained constant.

16.	Subsequent events:

Shares sold through the ATM program

Based on the most recent information from our registrar and transfer agent, Computershare, Investor Services Inc., during the period from January 1, 2020 to February 13, 2020, a total of 1.1 million shares have been sold under the ATM program for total net proceeds of approximately $1.2 million (net of commissions paid for approximately $52)..

United States Generally Accepted Accounting Principles:

The Corporation’s fiscal 2020 annual consolidated financial statements will be recast into United States Generally Accepted Accounting Principles for all periods presented, which will include the fiscal 2019 comparative financial information. The last period under which the Corporation will report under IFRS as issued by the IASB is the third quarter ended December 31, 2019. The extent of the impact of this change of financial reporting framework has not yet been determined.

18